UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-38806

Jiayin Group Inc.

18th Floor, Building No. 1, Youyou Century Plaza,

428 South Yanggao Road, Pudong New Area, Shanghai 200122

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press Release: Jiayin Group Inc. Announces Sales of Certain Equity Interest in Shanghai Bweenet Network Technology Co., Ltd.

Exhibit 99.2	Share Acquisition Framework Agreement among Shenzhen Rongxinbao Non-Financial Guarantee Co., Ltd., and Shanghai Jiayin Finance Technology Co., Ltd. and Shanghai Bweenet Network Technology Co., Ltd. dated December 29, 2021 (English Translation)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jiayin Group Inc.

By:	/s/ Dinggui Yan
Name:	Dinggui Yan
Title:	Director and Chief Executive Officer

Date: January 3, 2022